SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                              AMERICAN DAIRY, INC.
                              --------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   025334 10 3
                                   -----------
                                 (CUSIP Number)

                                MR. CHARLES HUNG
                        AMERICAN EASTERN SECURITES, INC.
                          AMERICAN EASTERN GROUP, INC.
                           865 S. FIGUEROA, SUITE 3340
                          LOS ANGELES, CALIFORNIA 90071
                            TELEPHONE: (213) 488-5131
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                              CUSIP NO. 025334 10 3

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1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Charles Hung American Eastern Securities, Inc.    95-4236307
      American Eastern Group, Inc.                      20-1914413
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2.    Check the Appropriate Box If a Member of a Group (See Instructions)
      (a) |_|
      (b) |X|
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3.    SEC Use Only

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4.    Source of Funds (See Instructions) OO (Consulting fees and commissions)


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5.    Check If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
      N/A
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6.    Citizenship or Place of Organization

      United States
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               7.    Sole Voting Power
  NUMBER OF          1,014,039 shares of Common Stock
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.    Shared Voting Power
 OWNED BY            N/A
    EACH       -----------------------------------------------------------------
  REPORTING    9.    Sole Dispositive Power
   PERSON            1,014,039 shares of Common Stock
    WITH       -----------------------------------------------------------------
               10.   Shared Dispositive Power
                     N/A
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      Includes 116,086 shares of Common Stock and warrants to purchase 879,953 shares of Common Stock of American Dairy, Inc.
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12.   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          |_|
      None
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13.   Percent of Class Represented by Amount in Row (11)

      6.8% of Common Stock (assumes exercise of warrants)
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14.   Type of Reporting Person (See Instructions)

      BD
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

ITEM 1. SECURITY AND ISSUER

      This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of American Dairy, Inc. (the "Issuer"), a Utah corporation which has its principal executive offices at C-16 Shin Chen International Building, No. 10, Jiu-Shen Road, Zho Yan Chu, Bejiing, Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

      This statement relates to the securities of the Issuer that were acquired by American Eastern Securities, Inc. ("AES"), American Eastern Groups, Inc. ("AEG") and Mr. Charles Hung whose principal business is operating as a registered NASD member broker-dealer. Mr. Hung is the owner and control person of AES and AEG. The business address of AES, AEG, and Mr. Hung is at: 865 S. Figueroa, Suite 3350, Los Angeles, California 90071.

      AES, AEG and Mr. Hung have not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

      AES is a corporation incorporated in the State of California. AEG is a corporation incorporated in the State of Nevada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      AES, AEG and Charles Hung acquired shares of the common stock and warrants of the Issuer primarily as underwriting compensation through the underwriting services of AES, a NASD member registered broker-dealer, and for consulting services. They presently own 116,086 shares of common stock and hold warrants to purchase 897,953 shares of the common stock of the Issuer.


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

ITEM 4. PURPOSE OF TRANSACTION

      The purpose of the acquisition of the securities of the Issuer by AES, AEG and Mr. Hung was primarily for investment purposes.

      (a) There are no tentative plans and proposals to acquire additional securities of the Issuer, or the disposition of securities of the Issuer; however, AES expects to acquire additional securities of the Issuer in connection with its underwriting activities and consulting services on behalf of the Issuer in the ordinary course of its business as a broker-dealer.

      (b) There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

      (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

      (d) There are no plans to change the board of directors, or changing the total authorized number of directors on the Board of Directors, or any change of their term of office.

      (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer. However,

      (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

      (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

      (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the Pacific Stock Exchange/ARCA ("ADY").

      (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

      (j) There are no current plans or proposals regarding any action similar to those enumerated above.


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

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, AES, AEG and Mr. Hung are the beneficial owners of 116,806 shares of the Common Stock of the Issuer, and also hold warrants to purchase 897,953 shares of Common Stock of the Issuer. Assuming the exercise of such warrants by AES, AEG and Mr. Hung, they would own a total of 1,014,039 shares of Common Stock representing approximately 6.8% of the issued and outstanding Common Stock of the Issuer.

      (b) AES, AEG and Mr. Hung have the sole power to vote and to dispose of the securities of the Issuer described herein.

      (c) No other purchases or sales of the Common Stock of the Issuer have been made by AES, AEG or Mr. Hung during the preceding 60 days, except as described herein.

      (d) To the best of the knowledge of AES, AEG and Mr. Hung, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by them.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of the knowledge of AES, AEG and Mr. Hung, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by them.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 19, 2005                             /s/ Charles Hung
                                               ---------------------------------
                                               Charles Hung


                                               American Eastern Securities, Inc.

                                               By: /s/ Charles Hung
                                                   -----------------------------
                                                   Charles Hung, President


                                               American Eastern Group, Inc.

                                               By:
                                                   -----------------------------
                                                   Charles Hung, President


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